

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2015

Michael Onghai
Chief Executive Officer
LookSmart Group, Inc.
2859 W. Ridge Pkwy., Ste. 200
Henderson, NV

> **Re:  LookSmart Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Response dated June 2, 2015**
> **File No. 000-55440**

Dear Mr. Onghai:

We have reviewed your response dated June 2, 2015 and have the following comment.

<u>General</u>

1.      We note your response to prior comment 1. We are unable to agree with your conclusion that there is a valid business purpose for the proposed spin-off. Accordingly, please withdraw this Exchange Act registration statement and consider registering the spin-off under the Securities Act.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc:     Jay Kaplowitz
        Sichenzia Ross Friedman Ference LLP